Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of

Boise Paper Holdings, L.L.C. Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-206801) on Form S-8 of Packaging Corporation of America of our report dated June 29, 2018, with respect to the statements of net assets available for benefits of the Boise Paper Holdings, L.L.C. Retirement Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, Line 4i — Schedule of Assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the Boise Paper Holdings, L.L.C. Retirement Savings Plan.

/s/ KPMG LLP

Chicago, Illinois

June 29, 2018

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